Filed by Gafisa S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Construtora Tenda S.A.
Commission File Number: 001-33356
Date: October 23, 2009

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY GAFISA S.A. OR CONSTRUTORA TENDA S.A. RELATING TO THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) OF CONSTRUTORA TENDA S.A. INTO GAFISA S.A.

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These materials may contain forward−looking statements within the meaning of the “safe harbor” provisions of the Private Securities. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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EXHIBITS

Item Number	Description

1.
Material Fact Release of Construtora Tenda S.A., dated October 23, 2009, announcing the establishment of an independent committee relating to the proposed merger of shares of Construtora Tenda S.A. into Gafisa S.A..

2	Minutes of the Meeting of the Board of Directors of Construtora Tenda S.A., held on October 22, 2009.

TENDA S.A.
Publicly-Held Company
NIRE 35300348206
CNPJ/MF 71.476.527/0001-35

MATERIAL FACT RELEASE

TENDA S.A. (TEND3) (“Tenda”), in compliance with paragraph 4 of article 157 of Law No. 6,404/76 and with CVM’s Regulation No. 358/02, and further to the Material Fact Release published on 10.22.09, announces that, in the Board Meeting held on 10.22.09, a Company transitory Independent Committee was established, composed by Messrs. Henrique de Freitas Alves Pinto, a Board Member elected, in a separate vote, by Company’s minority shareholders, Mauricio Luis Luchetti, an independent Board Member, and Eduardo B. Gentil, an individual with sound experience and technical capacity, to negotiate the conditions of the merger of the totality of Company’s outstanding shares by Gafisa S.A. (“Gafisa”), the Company’s controlling shareholder, and submit its recommendations to the competent corporate bodies.

São Paulo, October 23, 2009

TENDA S.A.
Paulo Cassoli Mazzali
CFO and Investors Relations Officer

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.  Investors are cautioned that such forward-looking statements are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gafisa’s filings with the Securities and Exchange Commission (SEC), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gafisa or Tenda stockholders to approve the merger, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors.  Readers are referred to Gafisa’s most recent reports filed with the SEC.  Tenda or Gafisa are under no obligation to and expressly disclaim any such obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document relates to a proposed transaction involving Gafisa S.A. and Construtora Tenda S.A. In connection with the proposed transaction, Gafisa intends to file with the SEC a registration statement on Form F-4 to register Gafisa common shares to be issued in the proposed transaction. Gafisa intends to continue to file additional relevant materials with the SEC. The registration statement and the related prospectus will contain important information about Gafisa, Tenda, the proposed transaction and related matters.  Without prejudice to publication, by the companies, of the information and documents required by corporate legislation and by the regulations of the Comissão de Valores Mobiliários through the Sistema de Informações Periódicas e Eventuais (“IPE”) in the websites of the Comissão de Valores Mobiliários (www.cvm.gov.br) and of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bovespa.com.br) and/or in their respective websites (www.gafisa.com.br or www.tenda.com.br, as the case may be), any and all information made available abroad will be simultaneously made available in Brazil through the IPE. Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Gafisa and Tenda have also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Gafisa or Tenda will be available free of charge from the Investor Relations offices of Gafisa S.A., located at Avenida Nações Unidas, 8501, 19th floor, São Paulo, SP, Brazil 05425-070, tel: 011-55-11-3025-9305, and of Construtora Tenda S.A., located at Av. Eng. Luis Carlos Berrini, 1.376, 9th floor, Edifício Torre Nações Unidas, Brooklin Paulista, São Paulo, SP, Brasil 04571-000, tel: 011-55-11-3040-6426. SHAREHOLDERS OF TENDA ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY GAFISA WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

CONSTRUTORA TENDA S.A.

CNPJ/MF No. 71.476.527/0001-35
NIRE 35300348206

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON OCTOBER 22, 2009

DATE, TIME AND VENUE: On October 22, 2009, at 7pm, through conference call, as expressly authorized by the By-Laws of Construtora Tenda S.A. (“Company”).

CALL NOTICE AND ATTENDANCE: As all members of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

PRESIDING BOARD: Chairman: Wilson Amaral de Oliveira; Secretary: Grace Cristine Ferreira Rocha.

RESOLUTIONS: The Board members resolved, by unanimous vote and without reservations, to nominate Messrs. Henrique de Freitas Alves Pinto, a Board Member elected, in a separate vote, by Company’s minority shareholders, and Mauricio Luis Luchetti, an independent Board Member, to be members of a transitory Independent Committee.  Having accepted the nomination, they jointly chose Mr. Eduardo B. Gentil, a Brazilian citizen, economist and resident in the city and State of São Paulo, at Praça Simon Bolívar, 17, bearer of identity card RG No. 3361829 and enrolled with the CPF/MF under No. 001067468-39, an individual with sound experience and technical capacity, to be the third member of the Independent Committee.  The Independent Committee will negotiate the conditions of the merger of the totality of Company’s outstanding shares by Gafisa S.A. (“Gafisa”), the Company’s controlling shareholder, and submit its recommendations to the competent corporate bodies. The Board of Directors also authorized the Company’s officers to (i) as necessary, negotiate and agree on the remuneration of one or more members of the Independent Committee; and (ii) as required by the Independent Committee and following the Committee’s indication, hire independent consultants to support the Committee’s activities, at Company’s cost.

CLOSING: With no further matters to be discussed, these minutes were read, approved and signed by those attending the meeting. São Paulo, October 22, 2009.

Signatures: Wilson Amaral de Oliveira (Chairman of the Board), Grace Cristine Ferreira Rocha (Secretary of the Meeting). Board Members: Wilson Amaral de Oliveira, Alceu Duilio Calciolari, Rodrigo Osmo, Fernando Cesar Calamita, Henrique de Freitas Alves Pinto, Maurício Luis Luchetti and Thomas Joseph McDonald.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Grace Cristine Ferreira Rocha
Secretary

2

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.  Investors are cautioned that such forward-looking statements are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gafisa’s filings with the Securities and Exchange Commission (SEC), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gafisa or Tenda stockholders to approve the merger, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors.  Readers are referred to Gafisa’s most recent reports filed with the SEC.  Tenda or Gafisa are under no obligation to and expressly disclaim any such obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document relates to a proposed transaction involving Gafisa S.A. and Construtora Tenda S.A. In connection with the proposed transaction, Gafisa intends to file with the SEC a registration statement on Form F-4 to register Gafisa common shares to be issued in the proposed transaction. Gafisa intends to continue to file additional relevant materials with the SEC. The registration statement and the related prospectus will contain important information about Gafisa, Tenda, the proposed transaction and related matters.  Without prejudice to publication, by the companies, of the information and documents required by corporate legislation and by the regulations of the Comissão de Valores Mobiliários through the Sistema de Informações Periódicas e Eventuais (“IPE”) in the websites of the Comissão de Valores Mobiliários (www.cvm.gov.br) and of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bovespa.com.br) and/or in their respective websites (www.gafisa.com.br or www.tenda.com.br, as the case may be), any and all information made available abroad will be simultaneously made available in Brazil through the IPE. Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Gafisa and Tenda have also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Gafisa or Tenda will be available free of charge from the Investor Relations offices of Gafisa S.A., located at Avenida Nações Unidas, 8501, 19th floor, São Paulo, SP, Brazil 05425-070, tel: 011-55-11-3025-9305, and of Construtora Tenda S.A., located at Av. Eng. Luis Carlos Berrini, 1.376, 9th floor, Edifício Torre Nações Unidas, Brooklin Paulista, São Paulo, SP, Brasil 04571-000, tel: 011-55-11-3040-6426.

3

SHAREHOLDERS OF TENDA ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY GAFISA WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.